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                                    Filed by SunTrust Banks, Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                    Subject Company: Wachovia Corporation
                                    Commission File No. 1-9021

                                    Date: July 19, 2001

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust Banks, Inc. and Wachovia Corporation, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

On May 14, 2001 SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust, 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

TEXT OF RADIO ADVERTISEMENT SUPPORTING SUNTRUST MERGER PROPOSAL.

SFX:           plates, people talking, silverware...

Waitress:      Here you go hon... more coffee?

Wachovia:      Please.

Man:           Say, aren't you that guy in that TV commercial about Wachovia?

Wachovia:      Why yes, I am.

Man:           Hey, so you're a celebrity now.

Wachovia:      Well, not really.

Man:           So, things aren't gonna change any huh?

Wachovia:      Why should they? Right Linda?

Man:           Huh... (thinking.....)

Wachovia:      Could I get another piece of your famous apple pie?

Man: So how many of those 7,000 jobs are you gonna cut here in North and South Carolina?

Wachovia:      Well, I'm not cutting them...

Man:           And how many of those 325 branches you gonna cut here?

Wachovia:      Look I'm just a....

Man:           Just a what? I heard this wasn't even a done -deal yet.

Wachovia:      Could I get a check please?

Man: My son works at one of your branches, is he going to get laid off?

Wachovia:      over here.... Check please?

Man:           What's your hurry?

Waitress:      Here you go.

Wachovia:      Here... here... just, keep the change.

Man:           So there will be some change?


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Waitress:      Oh Ronnie...

Man:           (shouts after him...) Don't you want your pie?

VO: It's true, you still have a choice. SunTrust believes it's time for Wachovia shareholders to vote against the proposed First Union/Wachovia merger by signing, dating, and returning your SunTrust blue proxy card. It's time to decide what's best for you, for yourself.